                         EXIDE ELECTRONICS GROUP, INC.
                              8609 SIX FORKS ROAD
                         RALEIGH, NORTH CAROLINA 27615

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 4, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by BTR plc ("BTR") to a majority of the seats on the Board of Directors (the "Board of Directors") of Exide Electronics Group, Inc. (the "Company"). On October 16, 1997, the Company entered into a merger agreement (the "Merger Agreement") with BTR and a wholly owned subsidiary of BTR (the "Purchaser") pursuant to which, among other things, BTR and the Purchaser have commenced a tender offer (the "BTR Offer") to purchase all of the Company's outstanding shares of common stock (the "Common Stock") and warrants to purchase Common Stock (the "Warrants" and together with the Common Stock, the "Shares") at a price of $29.00 per share of Common Stock and $15.525 per Warrant to purchase one share of Common Stock. The Merger Agreement provides that promptly upon payment by the Purchaser for shares pursuant to the BTR Offer, and from time to time thereafter, BTR will be entitled to designate such number of directors of the Company, rounded up to the next whole number, as is equal to the product of the total number of directors (determined after giving effect to the directors so designated by BTR) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by BTR or its affiliates bears to the total number of shares of Common Stock then outstanding. See "Rights to Designate Directors; BTR Designees."

     In connection with entering into the Merger Agreement, BTR and the Purchaser entered into an agreement (the "Stockholder Agreement") with certain stockholders of the Company, a trust for the benefit of Conrad A. Plimpton, Chairman of the Board of Directors of the Company, a trust for the benefit of Lance L. Knox, a director of the Company, James Risher, President and Chief Executive Officer of the Company, and Fiskars Oy Ab (collectively, the "Four Stockholders"). The Stockholder Agreement relates to, in the aggregate, 2,273,033 shares of Common Stock (including shares issuable upon conversion of the Company's Series G Convertible Preferred Stock (the "Series G Preferred Stock")) owned by the Four Stockholders representing approximately 19.9% of the shares of Common Stock outstanding on October 16, 1997. Pursuant to the Stockholder Agreement, each of the Four Stockholders has (1) agreed to tender into the BTR Offer, (2) agreed to vote in favor of the merger (the "Merger") contemplated by the Merger Agreement and (3) granted BTR and the Purchaser an irrevocable option to purchase certain of such stockholder's shares of Common Stock at the price to be paid in the BTR Offer. The option will become exercisable following termination of the Merger Agreement pursuant to certain provisions of the Merger Agreement. The Merger Agreement and Stockholder Agreement are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") dated October 20, 1997 related to the BTR Offer which was mailed to shareholders of the Company with materials related to the BTR Offer.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. The information set forth herein amends and supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to BTR, the Purchaser or the BTR Designees (as defined below) has been provided by BTR. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, BTR and the Purchaser commenced the BTR Offer on October 20, 1997. The BTR Offer is scheduled to expire at 12:00 midnight, New York City Time on Monday, November 17, 1997, unless the BTR Offer is extended.

GENERAL

     The shares of Common Stock and the Series G Preferred Stock are the only classes of voting securities of the Company outstanding. As of the close of business on October 15, 1997, there were (i) 10,745,802 shares of Common Stock issued, of which 322,462 were owned by the Company or a wholly owned subsidiary of the Company, and (ii) 1,000,000 shares of Series G Preferred Stock issued and outstanding. Each share of Common Stock has one vote. Shares of Series G Preferred Stock have the same voting rights as shares of Common Stock, with each holder of Series G Preferred Stock entitled to the number of votes that the holder would have if the Series G Preferred Stock were converted into Common Stock. The Board of Directors currently consists of nine directors with no vacancies. The Board of Directors is classified into three classes of three directors each, with each director serving a three-year term and until his successor is duly elected and qualified.

RIGHTS TO DESIGNATE DIRECTORS; BTR DESIGNEES

     The Merger Agreement provides that promptly upon payment by the Purchaser for the shares of Common Stock and Warrants pursuant to the BTR Offer, and from time to time thereafter, BTR will be entitled to designate such number of directors of the Company (the "BTR Designees"), rounded up to the next whole number, as is equal to the product of the total number of directors (determined after giving effect to the directors so designated by BTR) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by BTR or its affiliates bears to the total number of shares of Common Stock then outstanding.

     The BTR Designees will be selected by BTR from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the BTR Designees currently is a director of, or holds any positions with, the Company. To the best of BTR's knowledge, none of the BTR Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Unless otherwise indicated, each such individual has held his present position as set forth below for the past five years and each occupation refers to employment with BTR, unless otherwise noted. Each person is a citizen of the United Kingdom and the business address of each such person is c/o BTR Incorporated, Stamford Harbor Park, 333 Ludlow Street, Stamford, Connecticut 06902.

                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT AND MATERIAL POSITIONS
           NAME AND AGE                           HELD DURING THE PAST FIVE YEARS
-----------------------------------    ------------------------------------------------------

Dr. Christopher Robert
Burns -- 54...................   Joined Hawker, Siddeley in 1990, which was
                                 acquired by BTR in 1991. Appointed Chief
                                 Executive of BTR Aerospace & Batteries Group in
                                 1992. Appointed a Regional Chief Executive of
                                 BTR plc in 1994 and in the same year appointed to the Board of BTR plc.

Robert J. C. Easton -- 34.....   Director of International Mergers and
                                 Acquisitions at Wasserstein Perella & Company
                                 Ltd, 1990-1995. Director of Corporate Finance &
                                 Planning at Trafalgar House plc, 1995-1996.
                                 Appointed Manager of BTR Corporate Development in 1996.

William J. Richardson -- 57...   Chief Executive of BTR Batteries Group from
                                 1992-1993. Appointed Chief Executive of BTR
                                 Batteries Group in 1993.

John B. Saunders -- 54........   Director of Corporate Planning and Development
                                 of Smithkline Beecham plc from 1988-1995.
                                 Appointed Director of BTR Corporate Strategy &
                                 Development in 1996.

David J. Stevens -- 47........   Associate General Counsel & Assistant Secretary
                                 of Smithkline Beecham plc from 1991-1995. Group
                                 Legal Director and Company Secretary of Forte plc from 1995-1996. Appointed General Counsel of BTR plc in 1996.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The name, age, present principal occupation or employment, five-year employment history and share ownership of the current directors and executive officers of the Company as of October 15, 1997 are set forth below. Unless otherwise noted, each person is a citizen of the United States, and the business address of each such person is c/o Exide Electronics Group, Inc., 8609 Six Forks Road, Raleigh, North Carolina 27615.

                                                           SHARES OF     OPTIONS AND WARRANTS    PERCENT OF
                                                          COMMON STOCK    EXERCISABLE WITHIN       COMMON
NAME AND AGE                           POSITION              (1)(2)           60 DAYS(1)          STOCK(3)
-----------------------------  -------------------------  ------------   --------------------   ------------
James A. Risher -- 55........  President and Chief           269,090             70,103(7)           3.0%
                                 Executive Officer
Conrad A. Plimpton -- 54.....  Chairman of the Board         259,836(4)          17,000(8)           2.4%
Mark A. Ascolese -- 46.......  Group Vice President,          38,143             26,000(9)             *
                                 Worldwide Services
Nicholas J. Costanza -- 42...  Vice President, Chief          35,828             19,005(10)            *
                                 Administrative Officer,
                                 General Counsel and
                                 Secretary
Marty R. Kittrell -- 41......  Vice President, Chief          38,314             38,353(11)            *
                                 Financial Officer,
                                 Treasurer, and
                                 Assistant Secretary
Hermann G. P.
  Metzler -- 56..............  Vice President, Far East       29,733             13,000(12)            *
                                 Sales
William J. Raddi -- 58.......  Senior Vice President,        115,000             32,000(13)          1.3%
                                 Strategic Business
                                 Development and Chief
                                 Technology Officer;
                                 Acting Vice President,
                                 Communications Systems
                                 Group
Alden R. Schnaidt -- 49......  Group Vice President,          30,000             22,500(14)            *
                                 Enterprise Systems and
                                 Chief Manufacturing
                                 Officer; Acting Vice
                                 President, Network
                                 Systems Group
Lance L. Knox -- 53..........  Director                      139,870             17,000(8)           1.4%
Ron E. Doggett -- 62.........  Director                        8,000             12,000(8)             *
Ralf R. Boer -- 48...........  Director                        2,500(5)           1,500(8)             *
Wayne L. Clevenger -- 54.....  Director                       10,000             17,000(8)             *
Stig G. Stendahl -- 58.......  Director                           --(5)           1,500(8)             *
James E. Fowler -- 65........  Director                        1,250              5,750(8)             *
David J. McLaughlin -- 61....  Director                        4,300             14,500(8)             *
All Executive Officers and
  Directors as a Group.......                                981,883(6)         307,212             11.0%

---------------
  *  Less than 1%

 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock of the Company shown as beneficially owned by them. Shares of Common Stock beneficially owned by each of Mr. Plimpton and Mr. Knox are owned by trusts for the benefit of Mr. Plimpton and Mr. Knox, respectively.

 (2) Does not include options and warrants to purchase shares of Common Stock which are listed separately under the next column "Options and Warrants Exercisable Within 60 Days".

 (3) Represents the percent of shares of Common Stock held and options and warrants exercisable within 60 days after October 15, 1997. The numerator in this calculation includes the shares of Common Stock plus options and warrants exercisable within 60 days held by the beneficial owner. The denominator includes 10,423,340 shares of Common Stock outstanding as of October 15, 1997 plus 1,000,000 shares of Series G Preferred Stock on an as-converted basis.

 (4) Includes 2,300 shares held by the custodian for the Conrad A. Plimpton SERP Trust.

 (5) Does not include 825,000 shares of Common Stock or the 1,000,000 shares of Series G Preferred Stock held by Fiskars Oy Ab ("Fiskars"). As of October 15, 1997, Messrs. Boer and Stendahl have shared voting and investment power over any such shares and disclaim beneficial ownership of such shares. On October 16, 1997, Fiskars entered into the Stockholder Agreement described on the first page of this Information Statement, pursuant to which it, among other things, agreed to tender into the BTR Offer and vote in favor of the Merger, and granted to Purchaser an option to purchase an aggregate of 1,680,614 shares of Common Stock (including Common Stock issuable upon conversion of all of such Series G Preferred Stock).

 (6) Does not include 825,000 shares of Common Stock or the 1,000,000 shares of Series G Preferred Stock held by Fiskars.

 (7) Does not include an option to purchase 20,000 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer. On October 16, 1997, Mr. Risher entered into the Stockholder Agreement described on the first page of this Information Statement, pursuant to which, among other things, he agreed to tender into the BTR Offer and vote in favor of the Merger, and granted to Purchaser an option to purchase 239,068 shares of Common Stock.

 (8) Does not include an option to purchase 4,500 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer. On October 16, 1997, trusts for the benefit of each of Mr. Plimpton and Mr. Knox entered into the Stockholder Agreement described on the first page of this Information Statement, pursuant to which, among other things, Mr. Plimpton and Mr. Knox agreed to tender into the BTR Offer and vote in favor of the Merger, and granted to Purchaser an option to purchase, 229,069 (in the case of Mr. Plimpton) and 124,282 (in the case of Mr. Knox) shares of Common Stock.

 (9) Does not include an option to purchase 22,000 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer.

(10) Does not include an option to purchase 10,874 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer.

(11) Does not include an option to purchase 21,750 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer.

(12) Does not include an option to purchase 7,000 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer.

(13) Does not include an option to purchase 17,500 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer.

(14) Does not include an option to purchase 16,500 shares of Common Stock which by its terms is not exercisable within 60 days after October 15, 1997. Such option will vest and become exercisable upon consummation of the BTR Offer.

DIRECTORS AND EXECUTIVE OFFICERS

     Mr. Boer become a director in May 1996. Mr. Boer has been an attorney with Foley & Lardner, an international law firm, since 1974 and a managing partner of the firm since 1992. He is a member of the board of directors of several European corporations and their subsidiaries.

     Mr. Clevenger has been a director since 1982. Mr. Clevenger has been Managing Director of MidMark Management, Inc., a private investment firm, since January 1990. He was President of Lexington Investment Company from 1985 to 1989. Mr. Clevenger is a director of Clearview Cinema Group, Inc., Lionheart Industries, Inc., SPD Technologies Inc. and United Wholesale, Inc.

     Mr. Doggett has been a director of the Company since 1991. Mr. Doggett has been Chief Executive Officer since 1985 and Chairman of the Board since 1987 of GoodMark Foods, Inc., a producer of snack foods.

     Mr. Fowler has been a director since 1985. Mr. Fowler has been a financial consultant since July 1994. He previously served as Assistant Comptroller of Inco Limited and as President of Inco Battery Holdings Corporation from 1983 until his retirement in 1994.

     Mr. Knox was Vice Chairman of the Board of Directors through February 1997 and has been and a director of the Company since 1982. Mr. Knox is a principal of The Lethbridge Group, Inc., a private investment firm, which he founded in 1988.

     Mr. McLaughlin has been a director since 1990. Mr. McLaughlin has been President and Chief Executive Officer of Troy Biosciences Inc., a biotechnology company in Phoenix, Arizona since July 1996. From 1984 to July 1996, he was President of McLaughlin and Company Inc., a management consulting firm. He has also been Executive Director of the Senior Personnel Executive Forum, a non-profit association, since 1979. Mr. McLaughlin is a director of Scientific Atlanta, Inc., Smart & Final, Inc., Troy Biosciences Inc., and Evolve Software, Inc.

     Mr. Plimpton has been Chairman of the Board of Directors and a director of the Company since 1982 and was Secretary from 1982 until 1991. Mr. Plimpton has been a Managing Director of the private investment firm of Plimpton & Company since 1979.

     Mr. Risher has been President, Chief Executive Office, and a director since joining the Company in 1986. From 1984 through 1986, Mr. Risher was Senior Vice President of Distribution Operations of the Computer System Division of Motorola, Inc. From 1979 to 1984, Mr. Risher was employed by Wang Laboratories with his last position being Vice President of Marketing for Domestic Operations. Previously, Mr. Risher spent 12 years with IBM in various sales and marketing positions.

     Mr. Stendahl, a citizen of Finland, became a director in May 1996. Mr. Stendahl has been the President and CEO of Fiskars Oy Ab, a Helsinki, Finland based multinational company with industrial operations in Europe, North America and Asia, since 1992 and is a member of the board of directors of several other European companies.

     Mr. Knox was an officer of FGH Corp., which was an inoperative shell company, when that company filed for protection under Chapter 7 of the Bankruptcy Code in 1992.

     Mr. Ascolese joined the Company in 1985 and assumed his current position as Group Vice President, Worldwide Services, in February 1997. Mr. Ascolese has served in various customer service, sales management and General Manager capacities since becoming a Vice President in 1987. He was Vice President and General Manager, Worldwide Services Group from 1992 to January 1995, Senior Vice President and General Manager, North American Field Operations from January to October 1995, and Senior Vice President and General Manager, Americas Group, from October 1995 to February 1997.

     Mr. Costanza joined the Company in 1980 and assumed his current position as Vice President, Chief Administrative Officer, General Counsel and Secretary in February 1995. Mr. Costanza held various legal positions with the Company prior to being promoted to Vice President and General Counsel in 1986.

     Mr. Kittrell joined the Company in 1989 as Vice President and Chief Financial Officer and Treasurer. He was elected Assistant Secretary in 1991.

     Mr. Metzler joined the Company in 1984 as Manager of International Sales and Service. From 1985 until 1989, he served as Director of International Marketing and Sales, and from 1989 to 1997 as Vice President, International Group. In February 1997, he assumed his current position of Vice President, Far East Sales.

     Mr. Raddi has been with the Company and its predecessors since 1962 and has served in various engineering, development, and manufacturing capacities. In 1990, he assumed the title of Senior Vice President and Chief Technology Officer. In 1992, he assumed the additional position of Senior Vice President and General Manager, Small Systems Group. He assumed his current position as Senior Vice President, Strategic Business Development and Chief Technology Officer in February 1997 and the position of Acting Vice President, Communication Systems Group in September 1997.

     Mr. Schnaidt joined the Company in 1986 as Director of Manufacturing. He served as Vice President, Manufacturing Operations from 1988 to 1992, and as Vice President and General Manager, Large Systems Group from 1992 to 1997. He assumed his current position of Group Vice President, Enterprise Systems and Chief Manufacturing Officer in February 1997 and the position of Acting Vice President, Network Systems Group in May 1997.

BOARD OF DIRECTORS; BOARD COMMITTEES -- COMPOSITION AND FUNCTIONS

     During fiscal 1997, the Board of Directors held nineteen meetings. During that period, all of the directors attended more than 75% of the meetings of the Board of Directors and meetings of the committees of the Board of Directors on which they served, except for one former director.

     The Board of Directors has established an Audit Committee, an Executive Committee, a Human Resources Committee (the "HR Committee") and an Ad Hoc Committee. The Executive Committee also functions as the nominating committee. The Company has established a framework and governance procedures for the operation of the Board of Directors and its committees, which have been approved by the Board of Directors.

     The corporate governance framework and governance procedures approved by the Board of Directors define the responsibilities of the Chairman, the full Board of Directors and the committees thereof. The corporate governance procedures prescribe that there shall be a sufficient number of committees to conform to regulatory requirements, common corporate practice and Company needs. Governance procedures also define the expectations for performance by each Committee and matters reserved for review by the entire Board of Directors.

     Audit Committee. From September 1996 to March 1997, the Audit Committee consisted of Messrs. Fowler (the Chairman), Clevenger and Doggett. From March 1997, Audit Committee members were Messrs. Fowler (the Chairman), Clevenger and Boer. During fiscal 1997, the Audit Committee held four meetings. The Audit Committee is the independent overseer of the Company's financial reporting process and provides an independent assessment of the Company's internal accounting controls. The Audit Committee is appointed annually by the Board of Directors and is composed of not less than two directors. Members must be independent and cannot be an employee of the Company. The Audit Committee is primarily concerned with the appropriateness of the Company's accounting policies, and the reliability and timeliness of information reported to all of the Company's constituencies. When assessing the Company's internal accounting controls, the Audit Committee is primarily concerned with the adequacy of the controls and procedures in preventing errors and irregularities and in detecting errors and irregularities on a timely basis if they do occur. The Audit Committee is also responsible for monitoring compliance with the Company's Policy Statement on Securities Trading By Officers and Directors.

     In the performance of its functions, the Audit Committee meets at least two times a year with members of the Company's management who have responsibility for the financial reporting process and the development, implementation, and maintenance of adequate internal controls. In addition, the Committee meets with the Company's internal audit department, which has the responsibility to evaluate and test internal control systems, and with the independent external auditors of the Company who have the responsibility to independently assess the effectiveness of the Company's financial reporting process for purposes of determining the nature, timing, and extent of their audit procedures.

     The Audit Committee reviews the annual financial statements of the Company prior to their submission to the Board of Directors. The Committee also has authority to consider such other matters in relation to the Company's accounting principles and internal accounting controls as the Committee may determine to be advisable, and has authority to review transactions between the Company and its affiliates to determine if conflicts of interest exist. The Committee reviewed and approved the nature, effectiveness and extent of the services provided by Arthur Andersen LLP, the Company's independent external auditors, including services rendered in fiscal 1996, the costs and fees for such services and the effect of such fee arrangements on the independence of the auditors. The Committee will conduct the same review for fiscal year 1997.

     Executive Committee. From September 1996 to March 1997, the Executive Committee consisted of Messrs. Knox (the Chairman), Plimpton, Doggett and Risher. From March 1997, Committee members were Messrs. Knox (the Chairman), Doggett, Risher and Stendahl. During fiscal 1997, the Committee held five meetings. The Executive Committee reviews overall strategic plans and ensures the existence of appropriate operating plans and budgets. The Executive Committee also deals with overall strategic and tactical issues relating to corporate development activities and makes recommendations of such matters to the Board of Directors. In addition, the Executive Committee functions as a nominating committee for the purposes of recruiting and selecting candidates for election to the Board of Directors.

     Human Resources Committee. From September 1996 to March 1997, the HR Committee consisted of Messrs. McLaughlin (the Chairman), Knox and Doggett. From March 1997, Committee members were Messrs. McLaughlin (the Chairman), Boer and Clevenger. During fiscal 1997, the Committee held ten meetings. The HR Committee provides counsel to the Board of Directors on matters within its area of responsibility, including independent review of executive compensation, management development plans and the overall organization and executive resources of the Company. The HR Committee is charged with the broad responsibility of assuring the Board of Directors that: (i) the Company has attracted and retained outstanding executive talent, provided for their development and planned for succession to senior management positions; (ii) the compensation programs of the Company reinforce the Company's general strategy and properly recognizes performance; and (iii) compensation levels are internally equitable and externally competitive. The HR Committee's primary focus is on corporate executives and other key general management positions.

     Ad Hoc Committee. In June 1997, the Board of Directors established an Ad Hoc Committee to consider developments related to a proposal by Danaher Corporation ("Danaher") in June 1997 to acquire the Company and related matters. The Ad Hoc Committee consists of Messrs. Risher, Plimpton, Knox, Boer, Doggett and Fowler and has met six times since its formation.

COMPENSATION OF DIRECTORS

     Mr. Risher is not compensated separately for his services as a director. In fiscal 1997, each of the other directors was paid an annual retainer of $20,000, the Chairman of the Executive Committee received an additional annual retainer of $10,000 and the Audit and Human Resources Committee Chairman each received an additional annual retainer of $5,000. In addition to the compensation described above, in fiscal 1997, Mr. Plimpton, the Chairman of the Board of Directors, received a flat retainer fee of $25,000, plus reimbursement of expenses, for serving in that capacity and Mr. Knox received an annual consulting fee of $25,000, plus reimbursement of expenses, for additional consulting services, which include providing management and the Board of Directors counsel and leadership on a variety of issues requiring dedicated time and effort on the part of Mr. Knox. Each of the directors was also paid a fee of $1,000 for each Board meeting and Board committee meeting attended and $500 for each telephone Board and Board Committee meeting attended, plus expenses, except for members of the Executive Committee who (except for Mr. Risher) received flat retainers of $10,000 in lieu of meeting fees. Receipt of director compensation is subject to minimum attendance standards.

     Option Plans for Directors. The Company believes that stock options enhance its ability to attract the services of experienced, able and knowledgeable persons to serve as directors. It also believes that stock options are important to promote and encourage the continued service of directors by facilitating their purchase of a stock interest in the Company. Accordingly, the Company adopted non-employee director stock option plans in 1989 and 1995.

     1989 Directors Plan and 1995 Directors Plan. In October 1989, the Board of Directors authorized the grant of up to 87,500 shares of the Common Stock for the Non-Employee Directors Stock Option Plan ("1989 Directors Plan"). At December 31, 1994, there were no further options available for grant to directors under the 1989 Directors Plan. Accordingly, in 1995, the 1995 Directors Stock Option Plan ("1995 Directors Plan") was adopted by the Company. The 1989 Directors Plan had provided for the annual grant of an option to purchase 2,500 shares. Other terms are substantially the same as in the 1995 Directors Plan as described below.

     Under the terms of the 1995 Directors Plan, 150,000 shares of the Common Stock are reserved for issuance. The 1995 Directors Plan provides that each non-employee director of the Company is granted an option to purchase 3,000 shares of stock as of the date of the director's commencement of service as a director. Thereafter, a non-employee director is granted an additional option to purchase 3,000 shares of stock immediately following the annual election of directors if he or she continues to be a non-employee director on the board. The per-share option exercise price of each of these options is the fair market value of a share of Common Stock on the grant date as determined in accordance with the 1995 Directors Plan.

     Each option granted to a non-employee director of the Company is exercisable for 1,500 shares of Common Stock one year following the date of grant and exercisable for the remaining 1,500 shares two years following the date of grant. Unexercised options granted to non-employee directors of the Company terminate upon the expiration of one year following the date on which the non-employee director dies or on the date on which the non-employee director ceases to be a member of the Board for any other reason, unless such termination of service is due to (i) retirement from the Board of Directors; (ii) failure to stand for election with the Board of Directors' consent, or (iii) resignation from the Board of Directors with the Board of Directors' consent. Unexercised options expire ten years after the date of grant.

     Fiscal 1997 Option Grants. During fiscal 1997, options to purchase 24,000 shares of Common Stock at a price of $12.50 per share were granted under the 1995 Directors Plan to continuing directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of October 15, 1997(1), all persons known by the Company to be the beneficial owners of more than 5% of any class of the voting securities of the Company. The information set forth below is based on beneficial ownership information contained in the most recent Schedule 13D, 13F or 13G filed on behalf of such holder or on information furnished by the holder to the Company.

                                                                    AMOUNT AND
                                                                    NATURE OF        PERCENT OF
                       NAME AND ADDRESS                             BENEFICIAL      COMMON STOCK
                      OF BENEFICIAL OWNER                          OWNERSHIP(2)        (3)(4)
---------------------------------------------------------------    ------------     ------------
Fiskars........................................................      1,825,000(5)        16.0%
Mannerheimintie 14 A
FIN-00100
Helsinki, Finland

Duquesne Enterprises, Inc. ....................................      1,058,750            9.3%
Grant Building, Suite 240
Pittsburgh, PA 15219

---------------
(1) On October 16, 1997, the Stockholder Agreement was entered into pursuant to which BTR may be deemed to be the beneficial owner of approximately 19.9% of the outstanding Common Stock.

(2) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock of the Company shown as beneficially owned by them.

(3) Assumes conversion of 1,000,000 shares of the Series G Preferred Stock issued to Fiskars.

(4) The denominator in this calculation includes 10,423,340 shares of Common Stock outstanding as of October 15, 1997, plus 1,000,000 shares of Series G Preferred Stock on an as-converted basis.

(5) Includes 825,000 shares of Common Stock and 1,000,000 shares of Series G Preferred Stock. On October 16, 1997, Fiskars entered into the Stockholder Agreement described on the first page of the Information Statement, pursuant to which it, among other things, agreed to tender into the BTR Offer and vote in favor of the Merger, and granted to Purchaser an option to purchase an aggregate of 1,680,614 shares of Common Stock (including Common Stock issuable upon conversion of all of such Series G Preferred Stock).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors to file reports of ownership and changes in ownership with the Commission. The regulations of the Commission require officers and directors to furnish the Company with copies of all Section 16(a) forms they file. Based on such forms, the Company believes that all its officers and directors have complied with the Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

     The following table sets forth current and long-term compensation information for each of the last three fiscal years of the Chief Executive Officer and each of the other executive officers whose salary and bonus for the fiscal year 1997 exceeded the disclosure threshold established by the Commission (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION                LONG TERM
                                          --------------------------------------     COMPENSATION
                                                      BONUS($)    OTHER ANNUAL     ----------------       ALL OTHER
   NAME AND PRINCIPAL POSITION     YEAR   SALARY($)    (1)(2)    COMPENSATION($)   OPTION AWARDS(5)   COMPENSATION(6)($)
---------------------------------- ----   ---------   --------   ---------------   ----------------   ------------------
James A. Risher................... 1997    450,000            (1)     153,815(3)            --              51,935
  President and Chief              1996    425,000    100,000        128,140(3)             --              66,974
  Executive Officer                1995    375,000    160,000        149,492(3)         40,000              86,675
Alden R. Schnaidt................. 1997    190,096     50,000 (1)            (4)         4,000              22,288
  Group Vice President,            1996    175,000     40,000         24,740(3)         15,000              27,584
  Enterprise Systems and           1995    175,000    104,000               (4)         10,000              23,733
  Chief Manufacturing Officer;
  Acting
  Vice President, Network Systems
  Group
Marty R. Kittrell................. 1997    225,000            (1)            (4)         3,000              10,580
  Vice President, CFO,             1996    200,000     70,000         36,972(3)         15,000              40,841
  Treasurer, and Assistant         1995    200,000                          (4)         15,000              13,884
  Secretary                                            55,000
William J. Raddi.................. 1997    200,000         --               (4)          2,500              46,258
  Senior Vice President,           1996    200,000     40,000               (4)         10,000              50,041
  Strategic Business               1995    200,000     45,000               (4)         20,000              55,763
  Development and Chief Technology
  Officer; Acting Vice President,
  Communications Systems Group
Mark A. Ascolese.................. 1997    192,000            (1)            (4)         2,000              18,246
  Group Vice President,            1996    192,000     32,000               (4)         10,000              11,729
  Worldwide Services               1995    189,000     68,000               (4)         30,000              26,204

---------------

(1) Upon consummation of the BTR Offer and satisfaction of certain other conditions, Messrs. Risher, Schnaidt, Kittrell, Raddi and Ascolese will be entitled to receive change of control bonuses under the Amended MIP (as hereinafter defined) of $767,840, $152,000, $338,920, $160,000 and $153,600.
    Mr. Schnaidt's special $50,000 bonus, to which he will be entitled in addition to any award under the Amended MIP, is associated with his performance of an extraordinary assignment during fiscal 1997.

(2) Upon consummation of the BTR Offer and satisfaction of certain other conditions, the change of control bonuses will change the Named Executive Officers to include Messrs. Risher, Kittrell, Costanza, Schnaidt and Raddi. Mr. Costanza will receive a change of control bonus under the Amended MIP of $320,920. His three year compensation history is as follows:

        Nicholas J. Costanza..............  1997     180,000         --         (4)    2,000   11,267
          Vice President, Chief             1996     168,333     47,000         (4)   12,750   27,456
          Administrative Officer,           1995     150,000     34,000         (4)    5,000   22,242
          General Counsel and Secretary

        See also footnote (6) to this table, footnote (1) to the Option Grants in Last Fiscal Year table, and footnote (1) to the Fiscal Year-End Option Values table.

(3) Includes the following reported amounts for particular perquisites which exceed 25% of the total amount of perquisites for the Named Executive Officers. Includes for fiscal 1997: reimbursement for payment of taxes: Mr. Risher -- $70,254. Includes for fiscal 1996: (a) reimbursement for payment of taxes: Mr. Risher -- $48,035; Mr. Schnaidt -- $9,500; Mr.
    Kittrell -- $20,000; (b) automobile allowance: Mr. Schnaidt -- $9,000; (c) club dues: Mr. Schnaidt -- $6,240. Includes for fiscal 1995: reimbursement of payment of taxes: Mr. Risher -- $64,957.

(4) Total perquisites were less than 10% of total fiscal year salary and bonus.

(5) The Company has made neither Restricted Stock Awards nor Long Term Incentive Plan Payouts in the last three years to the Named Executive Officers.

(6) The total in this column reflects the aggregate value of the Company contributions under the 401(k) Retirement Benefit Plan, the portion of the premiums paid by the Company in the covered fiscal year under a "split dollar" insurance arrangement and the Company's contributions to the Supplementary MIP (as hereinafter defined), as described below under the caption "Supplementary MIP". As of October 15, 1997, no Company contributions have been made to the Supplementary MIP for fiscal 1997. Company contributions for each of the Named Executive Officers for fiscal 1997 are as follows:

                                                                    SPLIT-DOLLAR     SUPPLEMENTARY
                                                       401(k)        INSURANCE            MIP
                                                      ---------     ------------     -------------
        James A. Risher.............................  $   5,450      $   46,485         $0
        Alden R. Schnaidt...........................      6,221          16,067         0
        Marty R. Kittrell...........................      6,013           4,567         0
        William J. Raddi............................      7,600          38,658         0
        Mark A. Ascolese............................      6,000          12,246         0
        Company contributions on behalf of Mr.
          Costanza are:
        Nicholas J. Costanza:.......................  $   5,992      $    5,275         0

STOCK OPTIONS AND SARS

     For fiscal year 1997, options to purchase 150,750 shares were granted to 57 employees as a group.

     The following table sets forth all material terms with regard to grants of stock options to each of the Named Executive Officers for the fiscal year ended September 30, 1997. All such grants were made under the 1995 Option Plan. No SARs have been granted under the 1989 Option Plan and SARs are not provided for in the 1995 Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         INDIVIDUAL GRANTS
---------------------------------------------------------------------------------------------------
                                                                                     POTENTIAL
                                                                                    REALIZABLE
                                                                                 VALUE AT ASSUMED
                             NUMBER OF   % OF TOTAL                               ANNUAL RATES OF
                             SECURITIES    OPTIONS                                  STOCK PRICE
                             UNDERLYING  GRANTED TO                              APPRECIATION FOR
                              OPTIONS     EMPLOYEES      EXERCISE                   OPTION TERM
                              GRANTED     IN FISCAL      PRICE    EXPIRATION    -------------------
           NAME(1)              (#)        YEAR(2)       ($/SH)      DATE       5%($)(3) 10%($)(4)
--------------------------------------   -----------     ------   -----------   -------  ----------
Alden R. Schnaidt............   4,000        2.7         $11.75     11/6/06     $29,558    $74,906
Marty R. Kittrell............   3,000        2.0         $11.75     11/6/06     $22,169    $56,179
William J. Raddi.............   2,500        1.7         $11.75     11/6/06     $18,474    $46,816
Mark A. Ascolese.............   2,000        1.3         $11.75     11/6/06     $14,779    $37,453

---------------
(1) The material terms of Mr. Costanza's option grant are as follows:

Nicholas J. Costanza.........   2,000        1.3         $11.75     11/6/06     $14,779    $37,453

(2) In fiscal 1997, options to purchase 150,750 shares were granted to 57 employees as a group.

(3) Represents the gain before income taxes, equal to the appreciated value of the options less the exercise price, at an assumed 5% appreciation rate, compounded annually, over the ten-year life of the option. Assumes an appreciated stock price of $19.14 at November 6, 2006.

(4) Represents the gain before income taxes, equal to the appreciated value of the options less the exercise price, at an assumed 10% appreciation rate, compounded annually, over the ten-year life of the option. Assumes an appreciated stock price of $30.48 at November 6, 2006.

     The next table sets forth information with regard to exercises of stock options during the fiscal year ended September 30, 1997, by each of the Named Executive Officers and the fiscal year-end value of all unexercised options held by such individuals.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                      NUMBER OF
                                                                      SECURITIES
                                                                      UNDERLYING            VALUE OF
                                                                     UNEXERCISED           UNEXERCISED
                                     NO. OF                           OPTIONS AT          IN-THE-MONEY
                                     SHARES                             FY-END          OPTIONS AT FY-END
                                    ACQUIRED                       ----------------     -----------------
                                    ON VALUE                         EXERCISABLE/         EXERCISABLE/
             NAME(1)                EXERCISE   VALUE REALIZED($)   UNEXERCISABLE(#)     UNEXERCISABLE(2)($)
----------------------------------  --------   -----------------   ----------------     -----------------
James A. Risher...................   -0-          -0-               70,000/20,000       $440,000/$127,500
Alden R. Schnaidt.................   -0-          -0-               18,750/20,250       $142,187/$174,312
Marty R. Kittrell.................   -0-          -0-               34,500/25,500       $173,625/$179,250
William J. Raddi..................   -0-          -0-               29,500/20,000       $217,375/$156,875
Mark A. Ascolese..................   -0-          -0-               23,500/24,500       $164,000/$183,250

---------------
(1) Information with regard to the fiscal year-end value of Mr. Costanza's unexercised options are as follows:

Nicholas J. Costanza..............   -0-          -0-               15,688/14,062       $121,333/$121,605

(2) The closing price of the Common Stock of the Company at September 30, 1997 was $22.75.

CERTAIN EMPLOYMENT AND SEVERANCE AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS

     In fiscal 1986, the Company entered into an employment agreement with Mr. Risher at the time he was hired. Upon the expiration of that employment agreement, in fiscal 1990 the Company entered into a new employment agreement with Mr. Risher. The agreement provides that in the event of termination of Mr. Risher's employment by the Company, other than for cause, Mr. Risher would be entitled to severance payments equal to three years total compensation, including base salary and bonus. The agreement also includes provisions prohibiting Mr. Risher from competing with the Company for a period of time after termination of his employment under certain circumstances. The Company also entered into an employment agreement with Mr. Raddi, which provide for severance up to two years total compensation, and otherwise contains terms similar to those described above for Mr. Risher. In addition, the Company adopted in 1989 a "Severance Plan After a Change of Control" (the "1989 Severance Plan") for Messrs. Risher, Kittrell, Costanza and Raddi, providing for severance payments if their employment was terminated (including constructive termination) for reasons other than cause during the five-year period following a "change in control" of the Company. The plan defines a "change in control" as occurring when a person acquires 30% or more of the Company's voting securities or when there is a business combination (as defined in the plan) which has been approved by the Company's shareholders, a change in a majority of the members of the Board of Directors over a three-year period (other than due to death, disability or resignation), or a change in control for purposes of specified federal securities laws. Under this plan, the affected officer would receive a payment equal to six months compensation plus an additional two months compensation for each year of service, up to an aggregate maximum severance payment equal to 30 months compensation.

     On July 21, 1997, the Board authorized the Company to enter into severance agreements (the "Severance Agreements") with each of the four participants in the 1989 Severance Plan; Messrs. Risher, Kittrell, Costanza and Raddi and with Messrs. Ascolese, Metzler, Schnaidt and Warren J. Johnson, Vice
President -- Communications Group. Mr. Johnson subsequently left the Company's employ and has foregone all rights under the Severance Agreements. The Severance Agreements contain the same substantive provisions as the 1989 Severance Plan, with the exceptions described in the following two paragraphs.

     The Severance Agreements provide that a change of control of the Company (a "Change of Control") is, in general, deemed to occur if (i) any individual, entity or group becomes the beneficial owner of 30% or more of the outstanding Common Stock or of the outstanding voting securities of the Company (but not including (a) any acquisition directly from the Company, (b) any acquisition by the Company, (c) any acquisition by an employee benefit plan of the Company or
(d) any acquisition that complies with the provisions described in clauses (x),
(y) and (z) of subsection (iii) of this paragraph; (ii) a change in the majority of the Board occurs; (iii) a reorganization, merger, share exchange, consolidation or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets of another entity (any of the foregoing, a "Business Combination") is consummated unless, following such Business Combination, (x) owners of the Common Stock and other voting securities prior to such Business Combination own more than 60% of the Common Stock and other voting securities of the surviving corporation, in substantially the same proportions as before the Business Combination, (y) no person owns 30% or more of the voting power of the surviving corporation (except to the extent that such ownership existed before the Business Combination) and (z) a change in the majority of the membership of the Board has not occurred; and (iv) the shareholders approve a complete liquidation or dissolution of the Company. Consummation of the BTR Offer or the Merger will constitute a Change of Control.

     The Severance Agreements also (i) provide that severance payments are based on a 2.5 multiple (3 multiple in the case of Mr. Risher) of Compensation (as defined below), rather than a multiple based on length of the participant's service, (ii) provide that health benefits for participants generally continue for 30 months (36 months in the case of Mr. Risher) following wrongful termination of such person's employment, (iii) provide for the payment by the Company of an additional amount to make the executive whole for any excise tax imposed under Section 280G of the Internal Revenue Code of 1986, as amended,
(iv) subject Messrs. Kittrell, Costanza, Ascolese, Metzler and Schnaidt to noncompetition provisions for a period of two years following termination of employment and (v) clarify that Compensation means the sum of (1) the higher of
(A) base salary immediately prior to the Change of Control and (B) the highest base salary following the Change of Control and (2) an amount equal to the average of the bonuses paid with respect to the most recent three fiscal years prior to the fiscal year in which the participant becomes eligible for severance or, if higher, with respect to the most recent three fiscal years prior to the fiscal year of the Change of Control.

     The Severance Agreements are intended to be in lieu of benefits under the 1989 Severance Plan, and the Board of Directors has terminated the 1989 Severance Plan.

     Conforming changes were made to the employment agreements of Messrs. Risher and Raddi, in each case to incorporate by reference the applicable Severance Agreement.

STOCK PURCHASE AGREEMENTS

     In fiscal years 1986 and 1988, Mr. Risher purchased an aggregate of 200,000 shares of Common Stock from the Company at $4.00 per share in exchange for 10-year promissory notes secured by the Common Stock. The promissory notes delivered by Mr. Risher bear interest at the applicable Federal rate, as determined under Section 1274(d) of the Internal Revenue Code (the "Federal Rate"), and are payable immediately upon the sale of the shares purchased with the promissory notes. The maturity date of the 1986 promissory note has been extended to coincide with the maturity date of the 1988 promissory note. As of September 30, 1997, the aggregate principal and interest amount outstanding on these promissory notes was $580,000 and $374,026, respectively. The largest principal amount outstanding during fiscal 1997 was $580,000 in September 1997. The largest amount of interest accrued on these promissory notes during fiscal 1997 was $378,306 in November 1996.

     During fiscal 1989, all of the Company's current executive officers who were at that time employees of the Company, except for Messrs. Plimpton and Knox, purchased Common Stock from the Company pursuant to stock purchase agreements for $8.00 per share in exchange for 10-year promissory notes. The promissory notes delivered by the executive officers are secured by the shares of Common Stock, bear simple interest at the prime rate and are payable immediately upon the sale of the underlying shares and, following termination of an executive officer's employment, upon the first to occur of (i) the original maturity date of the promissory note, (ii) three years after the date of termination of employment or (iii) 90 days after the Company has filed its second registration statement under the Securities Act of 1933, as amended, for its Common Stock, following such termination of employment, pursuant to which such person could have registered such shares. The following information sets forth the name of each current executive officer who purchased shares during fiscal 1989 in exchange for notes, the number of shares purchased and the principal amount outstanding on the notes as of September 30, 1997: Mr. Risher, 136,090 shares, $1,008,720; Mr. Ascolese, 35,000 shares, $280,000; Mr. Costanza,
28,250 shares, $176,472; Mr. Johnson, 18,250 shares, $0; Mr. Kittrell, 50,000 shares, $218,224; Mr. Metzler, 12,250 shares, $72,712; Mr. Raddi, 68,000 shares,
$534,536; Mr. Schnaidt, 30,000 shares, $194,752. These balances were the largest principal amounts outstanding at any time during fiscal 1997 for Messrs. Ascolese and Risher. In the case of Messrs. Costanza, Kittrell, Johnson, Metzler and Schnaidt, the largest principal outstanding during fiscal 1997 was $205,432, $275,008, $127,824, $80,280 and $221,632, respectively, each in November 1996.
The interest accrued on these notes exchanged for stock for each of the executive officers as of September 30, 1997, is as follows: Mr. Risher, $588,741; Mr. Ascolese, $156,716; Mr. Costanza, $122,810; Mr. Johnson, $180,554;
Mr. Kittrell, $142,329; Mr. Metzler, $48,960; Mr. Raddi, $326,857; Mr. Schnaidt, $137,463. These amounts were the largest amounts of interest accrued at any time during fiscal 1997 for all but three of the executive officers. The largest amount of interest accrued on these notes for Messrs. Costanza, Kittrell and Schnaidt was $127,162, $159,832 and $139,328, respectively, in November 1996. All shares were vested as of September 30, 1997, and are registered for resale through a currently effective registration statement on Form S-3.

     On July 21, 1997, each such note was amended to provide that if, at the time such note would otherwise become payable, the obligor is unable, by reason of applicable law, regulation or agreement with the Company, to dispose of his shares of Common Stock purchased with such note in an orderly fashion or if the disposition of any such shares would, in the view of the Company's independent accountants, jeopardize the intended accounting treatment of any transaction to which the Company is a party, then such note will not become payable until such time as there has occurred at least 75 consecutive business days during which the obligor has not been so unable to sell the shares and such disposition would not, in the view of the Company's independent accountants, jeopardize such accounting treatment.

MANAGEMENT INCENTIVE COMPENSATION PLAN ("MIP")

     The objective of MIP is to attract, retain and motivate key executives and managers by providing annual cash incentives for goal achievement. The Company maintains a formalized annual incentive opportunity for key executives responsible and accountable for achieving the annual operating plan. The MIP generates 50th percentile awards in comparison to survey groups of peer companies upon the achievement of targeted Company results. Proportionately higher or lower awards are achieved if results are above or below target. No awards are made if a threshold level of corporate financial performance is not achieved, unless the Board of Directors determines it is in the best interests of the Company to do so pursuant to its discretion under the MIP. Each eligible grade level is assigned a fixed percentage of annual salary as the target annual incentive opportunity. For executive officers, this ranged from 20 percent to 60 percent of annual salary in fiscal 1997.

     Under the MIP, payments are made based on the Company achieving predetermined goals established annually by the Board of Directors. These goals typically include: (i) targets for corporate growth, such as improvements year over year in earnings per share and cash flow; (ii) targets for strategic business unit growth, such as improvements year over year in specific areas of financial performance of each individual strategic business unit; and (iii) attainment of certain individually tailored non-financial objectives for each executive. The relative weighting for each objective is determined each year by the Human Resources Committee, and may vary depending upon the Company's financial and strategic objectives for that year. Mr. Schnaidt will receive a special $50,000 bonus associated with his performance of an extraordinary assignment during fiscal 1997.

     On July 21, 1997, certain amendments (the "MIP Amendments") to the MIP were adopted. The MIP Amendments provide that, in the event of a Change of Control that occurs pursuant to an agreement authorized by the Board of Directors prior to September 30, 1998 (which would include consummation of the BTR Offer), (i) all participants in the 1997 MIP (other than the employees for whom the Board authorized Severance Agreements) will become entitled to receive the maximum applicable MIP Payment (as defined in the 1997 MIP) available to such person pursuant to the 1997 MIP and certain other key employees for whom Severance Agreements were not authorized will become entitled to receive specified bonuses, (ii) each of Messrs. Risher, Kittrell and Costanza will become entitled to receive (a) the target level MIP Payment applicable to such employee ($270,000, $90,000 and $72,000 for Mr. Risher, Mr. Kittrell and Mr. Costanza, respectively) and (b) an additional payment (the "Incremental Payment") equal to a portion (50%, 25% and 25% for Mr. Risher, Mr. Kittrell and Mr. Costanza, respectively) of the Incremental Amount (as defined below) and (iii) each of Messrs. Raddi, Ascolese, Metzler and Schnaidt will become entitled to receive
(a) the target level MIP Payment applicable to such employee and (b) an additional payment (the "MIP Spread Payment") equal to a portion (which portion is based on their relative target level MIP Payments) of the Additional Incremental Amount (as defined below), provided that with respect to the individuals described in this clause (iii) in no event shall the sum of any of such person's target MIP Payment and such person's MIP Spread Payment exceed such person's maximum applicable MIP Payment ($160,000, $153,600, $113,600 and $152,000 for each of Mr. Raddi, Mr. Ascolese, Mr. Metzler and Mr. Schnaidt). The payments to be made upon a Change of Control pursuant to the MIP Amendments will be the amounts described in the preceding sentence, less any MIP bonuses previously paid under the 1997 MIP without regard to the Change of Control. Such payments are to be made in two installments, the first on the date of the Change of Control and the second on the date which is six months following such date or, if earlier, on the date such person resigns for "Good Reason" or is terminated without "Cause"; provided that such person has not voluntarily resigned from the Company (other than for death, retirement or "Good Reason") or been terminated for "Cause," as those terms are defined in the Severance Agreements.

     For purposes of the MIP Amendments, the "Incremental Amount" is defined as 1% of the amount by which the Aggregate Change of Control Equity Value (as defined below) exceeds $221,230,000, and the "Additional Incremental Amount" is defined as 1% of the amount by which the Aggregate Change of Control

Equity Value exceeds $221,230,000. The "Aggregate Change of Control Equity Value" is (a) the higher of the highest trading price of the Common Stock during the 60-day period ending on the date of the Change of Control or, if the Change of Control is the result of a tender offer or a merger or similar corporate transaction, the highest price per share paid in such tender offer or merger times (b) the number of outstanding shares of voting stock as of the date of the MIP Amendments (as the same may be adjusted to account for stock splits or combinations, stock dividends and similar adjustments to capitalization). To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such securities or other noncash consideration will be valued based upon public trading prices or, if such consideration is not publicly traded, by the Board of Directors.

SUPPLEMENTARY MANAGEMENT INCENTIVE PLAN ("SUPPLEMENTARY MIP")

     In November 1994, the Company adopted a supplementary plan to motivate executives with matching cash awards designed to reduce individual notes associated with 1988 and 1989 stock purchase agreements (described under "Stock Purchase Agreements"), which incent continued equity positions in the Company of certain key executive officers, including the Chief Executive Officer. Under this plan, executives in good standing who have paid for the purchase of Common Stock by promissory notes prior to the Company's 1989 initial public offering are eligible to receive matching contributions up to individually set annual limits during calendar years 1995 through 1999 of 50% of the executives' voluntary prepayments of the balances outstanding under their notes. The match amounts are grossed up and tax assisted. The maximum annual contribution by the Company is limited to $200,000 per calendar year, allocated among eligible executives based on performance and their outstanding note balance. Any portion of the maximum annual contribution by the Company remaining unused at the end of the calendar year will be retired and will not increase the maximum for future calendar years. In calendar 1997, no supplementary MIP payments had been made as of September 30, 1997.

OPTION PLANS FOR EMPLOYEES

     The Company provides long-term incentive compensation through its employee stock option plans, adopted in 1989 and 1995. Key managers as well as executive officers are eligible for grants under the plans.

     1989 Stock Option Plan and 1995 Employee Stock Option and Restricted Stock Plan. In October 1989, the Board of Directors authorized the grant of up to 550,000 shares for the 1989 Stock Option Plan ("1989 Option Plan"). At December 31, 1994, all options had been granted. In order to ensure that there was a sufficient number of stock options and restricted stock available to meet the intent and purpose of stock incentive programs determined in the long term interests of the Company, the 1995 Employee Stock Option and Restricted Stock Plan (the "1995 Option Plan") was adopted in 1995.

     Under the terms of the 1995 Option Plan, 750,000 shares of the Common Stock were reserved for issuance. The 1995 Option Plan provides for the grant of options that are intended to qualify as Incentive Stock Options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified options, and restricted stock. Unlike the 1989 Option Plan, it does not provide for Stock Appreciation Rights ("SARs"). It is administered by the HR Committee, which selects the officers and employees of the Company and its subsidiaries to whom options may be granted.

     With respect to the grant of options, the HR Committee is charged with determining the option grant date, the vesting schedule and expiration of options, all in accordance with the 1995 Option Plan. The maximum number of shares subject to options that can be granted under the 1995 Option Plan to any individual executive officer or other employee of the Company or any subsidiary is 300,000 shares during the first ten years of the 1995 Option Plan and 50,000 shares per year thereafter.

     With respect specifically to ISOs, no person may receive any ISO if, at the time of grant, such person owns directly or indirectly more than 10% of the total combined voting power of the Company. There is also a $100,000 limit on the value of stock (determined at the time of grant) covered by incentive stock options that first become exercisable by an optionee in any calendar year. No incentive stock option may be granted more than 10 years after the effective date of the 1995 Option Plan.

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     The HR Committee determines the service requirements and performance goals necessary for awards of restricted stock to be made. The maximum number of shares of restricted stock that can be granted under the 1995 Option Plan to any individual executive officer or other employee of the Company or any subsidiary is 300,000 shares during the first ten years of the 1995 Option Plan, and 50,000 shares per year thereafter. At its discretion, the HR Committee may grant restricted stock subject to objective performance goals established prior to April 15 of the year in which the grant is made and while the outcome is substantially uncertain. Performance goals must be in accordance with the terms of the 1995 Option Plan.

     On July 21, 1997, certain amendments (the "Option Amendments") to the Company's 1989 Option Plan and 1995 Option Plan (collectively the "Employee Option Plans") were adopted. The Option Amendments (i) provide for automatic full vesting of all unvested options granted pursuant to the Employee Option Plans and the automatic lapse of all restrictions to which restricted stock awards are subject, in each case upon a Change of Control and (ii) provide that in the event of a change in corporate capitalization, such as a stock split or a corporate transaction, including, without limitation, a merger, consolidation, spin-off, reorganization, or liquidation, the Board or a committee thereof administering such Employee Option Plan may make such substitution or adjustments in the number and kind of shares reserved for issuance under the Employee Option Plan, in the number, kind and purchase price of shares subject to outstanding options, restricted stock and stock appreciation rights granted under the Employee Option Plan and/or such other equitable substitutions and/or adjustments as it may determine to be appropriate in its discretion, in each case except to the extent that such change would make ineligible for pooling-of-interests accounting any transaction that the Company intends to be eligible for such accounting treatment.

     401(k) Retirement Benefit Plan. The Company maintains a savings plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of all active U.S. employees. Employees may elect to defer from Federal income tax up to 15% of their total compensation up to the annual statutory maximum, which was $9,500 for calendar year 1997. The Company contributes to the employee's account an amount equal to 2% of an employee's total annual compensation up to annual compensation of $160,000 for calendar year 1997 and matches up to 4% of an employee's contributions at a rate of 50 cents on the dollar. In addition, the HR Committee may recommend that the Board of Directors make additional discretionary contributions each year based on the Company meeting certain profit objectives. In fiscal 1997, the Company made a discretionary contribution of $150,000, which was allocated in accordance with the terms of the plan to the accounts of all eligible participants.

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ADDITIONAL INFORMATION

     Litigation. On July 9, 1997, Danaher and a subsidiary thereof filed a suit encaptioned Danaher Corporation and PQR Acquisition Corp. v. Exide Electronics Group, Inc., et al. (C.A. No. 15796) in the Court of Chancery of the State of Delaware, New Castle County, against the Company and the members of the Board of Directors. The complaint alleges, among other things, that the defendants have refused and will refuse to deal in good faith with Danaher in negotiating an acquisition of the Company by Danaher's subsidiary and have taken certain actions in response to Danaher's expressions of interest in such an acquisition, which conduct is alleged to be in breach of the fiduciary duties of the Board of Directors to stockholders. In particular, the complaint alleges that the Board of Directors acted in violation of its fiduciary duties in amending the Company's by-laws to provide for certain time periods with respect to any stockholder call for a special meeting. The complaint seeks as relief, among other things, (i) to compel redemption of the Company's preferred stock purchase rights, (ii) to compel the Board of Directors to render Section 203 of the General Corporation Law of Delaware inapplicable to the proposed acquisition by Danaher, (iii) to compel the Board of Directors to call a special meeting of its stockholders at an unspecified future date, (iv) to enjoin the Board of Directors from taking any action that would impede or interfere with the tender offer of Danaher (the "Danaher Offer") to acquire the Company or the exercise by the Company's stockholders of their franchise and (v) to enjoin the Board of Directors from taking any actions inconsistent with their fiduciary obligations to Exide's stockholders. On September 11, 1997, the Company filed an answer denying the material allegations of the complaint.

     On July 9, 1997, a purported class action encaptioned Rima Spielman v. Exide Electronics Group, Inc., et al (C.A. No. 15800) was commenced in Delaware Chancery Court against the Company and the members of the Board (the "Shareholder Action"). The Shareholder Action was purportedly brought on behalf of the public stockholders of the Company. The complaint alleges, among other things, that (i) the defendants have refused to take the steps necessary to maximize stockholder value, including properly considering the Danaher Offer,
(ii) by purportedly failing and refusing to take such steps, including adequately considering the Danaher Offer, the defendants have breached their fiduciary duty to the plaintiff and the public stockholders and are using their fiduciary positions of control to thwart others in their legitimate attempts to acquire the Company and (iii) the members of the Board of Directors have purportedly attempted to entrench themselves in their positions with the Company by instituting certain by-law amendments. The Shareholder Action seeks as relief, among other things, (i) to require the directors to cooperate with any person or entity, including Danaher, having a bona fide interest in proposing any transaction that would maximize stockholder value, including a merger or acquisition of the Company, (ii) to enhance the value and attractiveness of the Company as a merger/acquisition candidate, (iii) to take all appropriate steps to create an active auction of the Company and (iv) to have such by-law amendments declared void. On September 11, 1997, the Company filed its answer to the complaint in the Shareholder Action denying the material allegations contained in the complaint.

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